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                                September 16, 2021

       Ezra Dabah
       President and Chief Executive Officer
       Kidpik Corp.
       200 Park Avenue South, 3rd Floor
       New York, New York 10003

                                                        Re: Kidpik Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001861522

       Dear Mr. Dabah:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Capitalization, page 44

   1.                                                   Please revise the table
to include debt as part of total capitalization.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 52

   2. We note your response to comment 5 and your revised disclosure. Please disclose the historical breakdown of
your revenue by:
                                                            sales of
subscription boxes, sales via Amazon, and sales via your website;
                                                            your product lines
(e.g., girls    apparel, boys    apparel, and toddlers); and
                                                            repeat purchasers
and new customers.
 Ezra Dabah
Kidpik Corp.
September 16, 2021
Page 2
Cash Flows, page 57

3. We reviewed your revisions made in response to comment 7. Please revise your disclosures here to include an analysis of the components of the audited statements of cash flows for the years ended January 2, 2021 and December 28, 2019.
       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameEzra Dabah
                                                           Division of
Corporation Finance
Comapany NameKidpik Corp.
                                                           Office of Trade &
Services
September 16, 2021 Page 2
cc:       David M. Loev, Esq.
FirstName LastName